Exhibit 99.2

2017

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

SANDSTORM
GOLD

For the **Annual General Meeting of Shareholders** to be held on June 2nd, 2017

SANDSTORM GOLD LTD.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Phone: 604-689-0234/Fax: 604-689-7317

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Friday, June 2, 2017 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2016 together with the report of the auditors thereon;

2.	To fix the number of Directors of the Company at six;

3.	To elect Directors of the Company for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2016 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose. As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 25, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 25, 2017. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by email at info@sandstormltd.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on April 10, 2017 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on May 31, 2017, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 10th day of April, 2017.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer

SANDSTORM GOLD LTD.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Tel: (604) 689-0234/Fax: (604) 689-7317

MANAGEMENT INFORMATION CIRCULAR

(as at April 10, 2017, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on Friday, June 2, 2017, and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements). The Company’s common share price on the Toronto Stock Exchange is denoted in Canadian dollars and, in certain circumstances, where appropriate in this Circular, such amounts have not been converted to United States Dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the notice of Meeting (“Notice of Meeting”) in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange rules, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of April 25, 2017, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 25, 2017.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by e-mail at info@sandstormltd.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 151,994,269 Shares are issued and outstanding as of April 10, 2017. Persons who are Registered Shareholders at the close of business on April 10, 2017 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Van Eck Associates Corporation (1)	27,932,687 (2)	18.38%

(1)	Van Eck Associates Corporation (“VEAC”) is an investment manager as defined in National Instrument 62-103.

(2)	VEAC reported control over these Shares of the Company as of January 31, 2017, which Shares are held in the exchange traded fund business unit over which VEAC has investment authority. VEAC is deemed to have control over, but not ownership of these Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.

Overview of the Compensation Philosophy

The following key principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Role of the Compensation Committee

The Compensation Committee was established by the Board of Directors of the Company (the “Board”) to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.

The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under Toronto Stock Exchange/NYSE MKT rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.

In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:

●	meet at least one per year;

●	review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;

●	lead the annual Chief Executive Officer (“Chief Executive Officer” or “CEO”) review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;

●	in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of Executive Management for recommendation to the Board for approval;

●	in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;

●	review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and

●	annually review the Directors’ compensation program and make any recommendations to the Board for approval.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.

During 2016, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out under “Benchmarking” (the “2016 Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2016 Comparator Group, and receiving recommendations from the CEO with respect to 2017 annual base salaries and 2016 annual performance based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.

Role of the CEO in 2016 with the Compensation Committee

The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board.

Named Executive Officers

For the remainder of this Circular, the following five individuals included in the “Summary Compensation Table” and related tables below are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title
Nolan Watson	President and CEO
David Awram	Senior Executive Vice-President
Erfan Kazemi	Chief Financial Officer
Tom Bruington	Executive Vice-President, Project Evaluation
Adam Spencer	Senior Vice-President, Corporate Development

Elements of Executive Compensation

Each of the Named Executive Officers receives one salary from the Company. It is the compensation philosophy of the Company to provide a market-based blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights” or “RSRs”). The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

For the financial year ended December 31, 2016, the Company’s executive compensation program consisted of the following elements:

●	base salary;
●	annual performance-based cash incentives;
●	medical and other benefits;
●	equity compensation consisting of Stock Options; and
●	equity compensation consisting of Restricted Share Rights.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12 month period from January 1 to December 31 of the following year.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Restricted Share Rights	The award of Restricted Share Rights under the Company’s Restricted Share Plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Company’s Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years attached.

The Compensation Committee considers and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Stock Options	The granting of Stock Options under the Company’s Stock Option Plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.

The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2016:

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent – the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

●	a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

●	providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights.

2.	Alignment of Interest of Management with Interest of the Company’s Shareholders – the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:

●	the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;

●	staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and

●	an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “Corporate Governance Disclosure - Stock Ownership Guidelines Policy” portion of this Circular for full details).

Benchmarking

The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the comparator group (the “2016 Comparator Group”) used for the purpose of determining 2017 annual base salaries and 2016 annual bonuses and equity-based compensation:

2016 Comparator Group

Mining Companies	Royalty Companies

Alacer Gold Corp.

Arizona Mining Inc.

Asanko Gold Inc.

Dominion Diamond Corp.

Endeavour Silver Corp.

Gold Standard Ventures Corp.

Guyana Goldfields Inc.

Hudbay Minerals Inc.

Kirkland Lake Gold Inc.

Klondex Mines Ltd.

Lundin Gold Inc.

Materion Corporation

Mountain Province Diamonds Inc.

Nevsun Resources Ltd.

Newmarket Gold Inc.

Premier Gold Mines Limited

Richmont Mines Inc.

Seabridge Gold Inc.

Stornoway Diamond Corporation

Alaris Royalty Corp. Altius Minerals Corporation Input Capital Corp. Osisko Gold Royalties Ltd. Royal Gold, Inc.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors, and, since May 2015, the Compensation Committee, have considered the recommendations made annually by the CEO and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12 month period from January 1 to December 31 of the following year. The 2017 base salary of each of the Named Executive Officers (excepting Mr. Bruington) was based on the average of comparable positions in the 2016 Comparator Group utilized by the Company in December 2016 to establish the 2017 base salaries of its executives. Mr. Bruington’s base salary for 2017 was set at the 75th percentile of comparative data from the 2016 Comparator Group due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.

2016/2017 Base Salaries

Named Executive Officer	2016 Base ($) (1)	2017 Base ($) (1)	% Change
Nolan Watson	279,300	283,024	1.3%
Erfan Kazemi	208,544	215,992	3.6%
David Awram	242,060	245,784	1.5%
Tom Bruington	372,400	376,124	1.0%
Adam Spencer	201,096	208,544	3.7%

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7448.

Annual Performance-Based Cash Incentives

As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:

●	The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

●	Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.

●	Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

●	Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2016/2017 are set out in the chart below:

Value and Accretiveness of Completed Transactions	40%
Relative Share Price Performance	30%
Debt & Equity Financings Completed	20%
General and Administrative Cost Control and other matters	10%

For 2016, the Compensation Committee observed that, although the mining industry continued to face significant challenges following several years of falling commodity prices, effective cost management and strength in the Company’s balance sheet remained key components of management’s strategy. With the Company’s available cash, credit facility and incoming cash flow, management was able to aggressively pursue transactions on behalf of the Company, with the result that 2016 was a strong building year for the Company, during which it:

●	acquired 60 streams and royalties;
●	allocated $22 million in capital;
●	sold non-core investments, the proceeds of which were used to pay down debt;
●	paid off 100% of the Company’s bank debt; and
●	raised $58 million (C$75 million) in equity under the Company’s base shelf prospectus;

(collectively referred to in this Circular as the “2016 Corporate Achievements”).

The 2016 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.

As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12 month period from January 1 to December 31 of the current completed year. In December 2016, the Compensation Committee recommended and the full Board approved the award of bonuses for individual performance to Mr. Watson ($260,680), Mr. Awram ($167,580), Mr. Kazemi ($148,960) and Mr. Spencer ($134,064), who each met or exceeded their personal objectives during 2016.

The table below outlines NEO bonuses for 2016 expressed as a percentage of each NEO’s 2016 base salary:

2016 Bonuses

Named Executive Officer	2016 Base ($) (1)	2016 Bonus ($) (1)	% of 2016 Base Salary
Nolan Watson	279,300	260,680	93%
Erfan Kazemi	208,544	148,960	71%
David Awram	242,060	167,580	69%
Tom Bruington	372,400	-	-
Adam Spencer	201,096	134,064	67%

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 as quoted by the BofC of C$1.00 = US$0.7448.

The Company’s compensation philosophy is to target variable compensation bonuses at higher than average compared to the applicable comparator group. Cash based incentives awarded by the Company for fiscal 2016 to its Named Executive Officers were based on the average of the range for similar positions at the 2016 Comparator Group.

The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout. For 2016, the Compensation Committee recommended increasing the proposed compensation packages for each of Messrs. Watson and Awram. The purpose for this recommendation was: (i) to keep the Company competitive with its peers (based upon the 2016 Comparator Group compensation information), and (ii) to reward Messrs. Watson and Awram for their performance in 2016 based upon the 2016 Corporate Achievements. Furthermore, it was noted by the Compensation Committee that the total compensation packages for each of Messrs. Watson and Awram were set at the “average” compensation compared to the 2016 Comparator Group. Based upon the 2016 Comparator Group, total compensation for each of Messrs. Watson and Awram is comprised of: (i) a “below average” base salary for 2017 and a “below average” bonus for 2016 (in order to keep ongoing fixed costs of running the Company’s business low), and (ii) stock based compensation which is slightly higher than average (in order to incentivize management to increase the value of the business).

Restricted Share Rights

Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.

In December 2016, the Compensation Committee recommended and the full Board approved the award of Restricted Share Rights to each of the Named Executive Officers as a discretionary payment in consideration of services to the Company. All of the Restricted Share Rights awards were made for individual performance due to the attainment of the 2016 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2016. An aggregate of 281,000 Restricted Share Rights (representing approximately 0.19% of the issued and outstanding Shares at December 31, 2016) were awarded to the Named Executive Officers, as follows:

2016 RSR Awards

Named Executive Officer	Number of RSRs Awarded	Value ($) (1)
Nolan Watson	95,000	358,583
Erfan Kazemi	43,000	162,306
David Awram	80,000	301,965
Tom Bruington	25,000	94,364
Adam Spencer	38,000	143,433

(1)	All awards were effective December 12, 2016 at a deemed value of C$4.96 per RSR based upon the closing price of the Company’s Shares on the TSX on the award date. Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 12, 2016 as quoted by the BofC of C$1.00 = US$0.7610.

These Restricted Share Rights all vest over a three year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.

Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan.

Option-Based Awards

Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”) and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.

In December 2016, the Compensation Committee recommended and the Board approved the award of Stock Options to each of the Named Executive Officers. All of the Stock Option grants were made for individual performance due to the attainment of the 2016 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2016. An aggregate of 1,100,000 Stock Options (representing approximately 0.72% of the issued and outstanding Shares at December 31, 2016) were awarded to the Named Executive Officers, as follows:

2016 Stock Option Awards

Named Executive Officer	Number of Stock Options Awarded	Value ($) (1)
Nolan Watson	400,000	$508,000
Erfan Kazemi	105,000	$133,350
David Awram	300,000	$381,000
Tom Bruington	225,000	$285,750
Adam Spencer	70,000	$88,900

(1)	All awards were effective December 12, 2016 at an exercise price of C$4.96, being the closing price of the Company’s Shares on the TSX on the award date. The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2016 calculations: grant date Share price and exercise price of C$4.96; expected stock price volatility 49.0%; risk free interest rate 0.76%; and expected life of options of three years. Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 12, 2016 as quoted by the BofC of C$1.00 = US$0.7610.

These Stock Options all vest annually over a three year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure”.

The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group. Equity compensation awarded by the Company for fiscal 2016 to its Named Executive Officers was at the higher end of the range for similar positions at the 2016 Comparator Group.

Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan.

Compensation Risk Assessment and Governance

The Company’s Compensation Committee was formed in May 2015. Formerly, the independent Directors of the Company were responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee has assumed this responsibility and follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

POLICY/GUIDELINE	APPLIES TO WHO	HOW
Clawback Policy	The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.	Applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.
Anti-Hedging Policy	All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.	The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – ie. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.

POLICY/GUIDELINE	APPLIES TO WHO	HOW
Stock Ownership Guidelines	The CEO, CFO, Senior Executive Vice-President, Senior Vice-President of Corporation Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.

Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). The applicable guideline level of Share ownership is expected to be satisfied by March 30, 2021.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 39 for details on the Stock Ownership Guidelines.

Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity based compensation (i.e. Stock Options/RSRs)	Stock Option/RSR awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).

Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE DISCLOSURE” in this Circular for additional details concerning these important policies.

There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

Other Compensation – Perquisites

During the financial year ended December 31, 2016, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Performance Graph

The following graph compares our total Shareholder return to the capital markets for the past seven years, ending December 31, 2016. It shows the change in value of C$100 invested in the Shares on December 31, 2009 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2009	2010	2011	2012	2013	2014	2015	2016
Sandstorm Gold Ltd. (1)	$100	$142.86	$214.29	$417.86	$163.93	$163.93	$128.57	$188.21
S&P/TSX Composite Index	$100	$117.61	$107.36	$115.08	$130.03	$143.75	$131.79	$159.58
S&P/TSX Global Gold Index	$100	$126.66	$109.44	$93.36	$49.08	$46.26	$41.57	$62.75

(1)	The Shares became listed on the TSX on November 23, 2012. Prior to such time, the Shares were listed on the TSX Venture Exchange.

Since 2010, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total Shareholder return performance continued to weaken in conjunction with the overall weakness in the gold equity market. In 2015, the Company’s stock price outperformed its mining peer group by 7% and outperformed its royalty peer group by 3% and in 2016 the Company’s stock price was comparable to its mining peer group and outperformed its royalty peer group by 20%.

The Company has continued to focus on operating in an efficient, cost effective manner and, due to the implementation of cost reduction initiatives, achieved an 12% decrease in its administrative expenses for 2016. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels remained fairly flat from 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers; for 2013 - 2015 salary levels were lower than that of the comparator groups, reflective of the Company’s Share price performance in 2013 - 2015. The 2016 and 2017 salary levels for each of the Named Executive Officers (excepting Mr. Bruington) were based on the average of comparable positions in the 2015 Comparator Group and 2016 Comparator Group, respectively, utilized by the Company in December 2015 and December 2016, to establish the 2016 and 2017 base salaries of its executives.

While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

IF SHARE PRICE DECLINES, EXECUTIVE PAY DECLINES

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 60% of the CEO’s total compensation in 2016), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance since 2013 have had a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2014, December 31, 2015 and December 31, 2016 in respect of each of the Named Executive Officers:

NEO Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($) (9)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans (1) (3)	Long- term Incentive Plans
Nolan Watson (4) CEO	2016 2015 2014	$279,300 $213,138 $247,825	$350,950 $390,150 NIL	$495,427 $230,297 $537,026	$260,680 $361,250 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$1,386,357 $1,194,835 $784,851
Erfan Kazemi (5) CFO	2016 2015 2014	$208,544 $162,563 $173,747	$158,851 $132,651 $44,199	$130,050 $67,554 $268,513	$148,960 $184,238 $25,860	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$646,405 $547,006 $512,319
David Awram (6) Senior Executive Vice-President (“SEVP”)	2016 2015 2014	$242,060 $202,300 $230,316	$295,537 $260,100 NIL	$371,570 $184,238 $446,862	$167,580 $274,550 $43,100	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$1,076,747 $921,188 $720,278
Tom Bruington (8) Executive Vice-President, Project Evaluation (“EVP-PE”)	2016 2015 2014	$372,400 $296,225 $327,291	$92,355 $234,090 $170,482	$278,678 $92,119 $122,749	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$743,433 $622,434 $620,522

NEO Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($) (9)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans (1) (3)	Long- term Incentive Plans
Adam Spencer (7) Sr. Vice-President, Corporate Development (“SVP-CD”)	2016 2015 2014	$201,096 $158,950 $181,020	$140,380 $124,848 $110,299	$86,700 $61,413 $40,257	$134,064 $122,825 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$562,240 $468,036 $331,576

(1)	Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in the Summary Compensation Table above: for the financial year ended December 31, 2016 at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448; for the financial year ended December 31, 2015 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$0.7225; for the financial year ended December 31, 2014 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$0.8620.

(2)	The dollar amounts in this column for the financial years ended December 31, 2014, 2015 and 2016 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$2.93 (2014), C$3.60 (2015) and C$4.96 (2016) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate as quoted by the BofC on December 31 of C$1.00 = US$0.8620 (for 2014), C$1.00 = US$0.7225 (for 2015), and C$1.00 = US$0.7448 (for 2016), respectively.

(3)	The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.

(4)	Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals & Energy Ltd. (”Sandstorm Metals”). Mr. Watson does not receive any additional compensation for his role as a Director.

(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(6)	Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice President on July 23, 2009. Mr. Awram is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals. Mr. Awram does not receive any additional compensation for his role as a Director.

(7)	Mr. Spencer became an employee of the Company on September 3, 2013 and assumed the role of Vice-President, Corporate Development of the Company. Mr. Spencer receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(8)	Mr. Bruington became an employee of the Company on January 15, 2013 and assumed the role of Executive Vice-President, Project Evaluation for the Company. Mr. Bruington receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.

(9)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2016 calculations: grant date Share price and exercise price of C$4.96; expected stock price volatility 49.0%; risk free interest rate 0.76%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the noon exchange rate on December 30, 2016 (which was the last trading day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2016), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6) ($)
Nolan Watson CEO	470,000 375,000 400,000	C$2.93 C$3.60 C$4.96	November 13, 2019 December 9, 2020 December 12, 2021	$819,131 $466,431 $92,355	195,000	$765,394	$542,645
Erfan Kazemi CFO	315,000 110,000 105,000	C$2.93 C$3.60 C$4.96	November 13, 2019 December 9, 2020 December 12, 2021	$548,992 $136,820 $24,243	82,833	$325,128	$286,787
David Awram SEVP	582,474 300,000 300,000	C$2.93 C$3.60 C$4.96	November 13, 2019 December 9, 2020 December 12, 2021	$1,015,154 $373,145 $69,266	146,666	$575,678	$477,229
Tom Bruington EVP-PE	160,000 150,000 225,000	C$2.93 C$3.64 C$4.96	November 13, 2019 December 22, 2020 December 12, 2021	$278,853 $182,104 $51,950	107,500	$421,948	$529,888
Adam Spencer SVP-CD	25,000 133,333 100,000 70,000	C$6.03 C$2.93 C$3.60 C$4.96	May 16, 2019 November 13, 2019 December 9, 2020 December 12, 2021	NIL $232,377 $124,382 $16,162	78,000	$306,158	$125,603

(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.

(2)	Calculated using the closing price of the Shares on the TSX on December 30, 2016 (which was the last trading day of the year) of C$5.27 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2016 and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 30, 2016 (which was the last trading day of the year) of C$5.27.

(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2016 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2016, as follows:

●	Mr. Watson elected to defer receipt of an aggregate of 50,000 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2016, until his retirement, termination, death or total disability (total Restricted Share Rights deferred until this time are 138,250).

●	Mr. Kazemi elected to defer receipt of an aggregate of 73,065 Restricted Share Rights for which certain restricted periods were scheduled to expire (on November 13, 2016 as to 5,833, December 1, 2016 as to 5,834, December 9, 2016 as to 17,000, December 13, 2016 as to 6,666 and December 21, 2016 as to 37,732) until December 1, 2017, December 9, 2017 and December 21, 2017 respectively.

●	Mr. Awram elected to defer receipt of an aggregate of 121,584 Restricted Share Rights for which certain restricted periods were scheduled to expire on December 21, 2016 (as to 88,250) and December 9, 2016 (as to 33,334) until December 21, 2017 (as to 88,250) and December 9, 2017 (as to 33,334).

●	Mr. Bruington elected to defer receipt of an aggregate of 135,000 Restricted Share Rights for which certain restricted periods were scheduled to expire (on November 13, 2016 as to 45,000, December 9, 2016 as to 30,000, December 13, 2016 as to 13,333 and December 21, 2016 as to 46,667) until November 13, 2017 (as to 45,000), December 9, 2017 (as to 30,000) and December 21, 2016 (as to 60,000).

●	Mr. Spencer elected to defer receipt of an aggregate of 32,000 Restricted Share Rights for which certain restricted periods were scheduled to expire (May 16, 2016 as to 16,000 and December 9, 2016 as to 16,000) until May 16, 2017 and December 9, 2017 respectively.

(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 (which was the last trading day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2016) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (4) ($)	Share-Based Awards - Value Vested During The Year (2) (4) ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Nolan Watson CEO	$536,440	NIL	N/A
Erfan Kazemi CFO	$240,323	NIL	N/A
David Awram SEVP	$442,043	NIL	N/A
Tom Bruington EVP-PE	$127,509	$60,254 (3)	N/A
Adam Spencer SVP-CD	$150,699	NIL	N/A

(1)	This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Company’s Shares on the TSX on May 16, 2016 of C$6.03, November 14, 2016 of C$5.24, December 9, 2016 of C$5.05 and December 22, 2016 of C$4.60, being the dates on which Stock Options vested during the year ended December 31, 2016 and subtracting the exercise price of the in-the-money Stock Options.

(2)	This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2016 where the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2016. Please refer to footnote (5) to the “Outstanding Share-Based Awards and Option-Based Awards” table above for details of deferral elections by Named Executive Officers during 2016.

(3)	This amount is the dollar value realized by the NEO upon vesting of Restricted Share Rights during 2016, calculated by multiplying the number of underlying Shares (17,000) received by the NEO by the closing price of the Company’s Shares on the TSX on the dates of issuance of such Shares (as to 10,000 Shares at C$4.94 on December 13, 2016 and as to 7,000 Shares at C$4.50 on December 21, 2016).

(4)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

Pension Plan Benefits

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.

CHANGE OF CONTROL PAYOUTS ARE BASED UPON DOUBLE TRIGGER

For the purposes of this section of the Circular:

(1)	“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and

(2)	“Event of Termination” includes: (a) the NEO’s employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO’s position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO’s status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO’s base salary or a material decrease in the NEO’s incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO’s principal place of employment or the Company’s head office to outside the Greater Vancouver Regional District (but Toronto, in the case of Mr. Spencer); (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company’s other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.

The Named Executive Officers have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the twelve month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest.

Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive VP),

Erfan Kazemi (CFO) and Adam Spencer (Senior VP, Corporate Development)

The Company has entered into employment agreements with each of Nolan Watson, David Awram, Erfan Kazemi and Adam Spencer (the “Watson Agreement, the “Awram Agreement”, the “Kazemi Agreement”, the “Spencer Agreement” or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement, or the Spencer Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement or the Spencer Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

Agreement with Tom Bruington (EVP, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a change of control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2016:

Name of NEO	Total Incremental Payment (1,2,3)
Nolan Watson	$933,697
David Awram	$740,227
Erfan Kazemi	$643,647
Tom Bruington	$842,619
Adam Spencer	$576,831

(1)	Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7448, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 30, 2016 (which was the last trading and business day of the year).

(2)	Amounts in this column include accrued vacation allowance as of December 31, 2016.

(3)	This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2016.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2016 is detailed under “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2016):

Director Name	Fees Earned ($) (1)	Share-Based Awards ($) (1) (2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($) (2)
David E. De Witt	NIL	$144,074	NIL	NIL	NIL	NIL	$144,074
Andrew T. Swarthout	NIL	$144,074	NIL	NIL	NIL	NIL	$144,074
John P.A. Budreski	NIL	$144,074	NIL	NIL	NIL	NIL	$144,074
Mary L. Little	NIL	$144,074	NIL	NIL	NIL	NIL	$144,074

(1)	In 2016, the independent Directors of the Company requested that they be permitted to receive their cash based annual retainer in Restricted Share Rights. Accordingly, upon approval by the Compensation Committee and the Board, the Company awarded 39,000 Restricted Share Rights to each of the independent Directors, calculated by dividing the amount of the cash based annual retainer of C$193,440 by the closing price of the Shares on the TSX on the December 12, 2016 award date (C$4.96).

(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

Discussion Concerning Director Compensation Table

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction has been added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan. Furthermore, although grants of Stock Options have traditionally been utilized by the Company since 2009 as equity-based compensation for its Directors, in 2015 it was determined by the Compensation Committee in conjunction with the full Board that, going forward and if applicable, Restricted Share Rights would be awarded to the independent Directors rather than the grant of Stock Options.

The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each independent Director within five years of first becoming subject to the guidelines (i.e. by March 30, 2021). Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE DISCLOSURE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2016), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6) ($)
David E. De Witt	50,000 185,000	C$11.78 C$2.93	December 21, 2017 November 13, 2019	NIL $322,424	70,333	$276,064	$61,484
Andrew T. Swarthout	50,000 185,000	C$11.78 C$2.93	December 21, 2017 November 13, 2019	NIL $322,424	70,333	$276,064	$61,484
John P.A. Budreski	50,000 125,000	C$11.78 C$2.93	December 21, 2017 November 13, 2019	NIL $217,854	70,333	$276,064	N/A
Mary L. Little	78,333	C$2.93	November 13, 2019	$136,521	70,333	$276,064	$61,484

(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSX.

(2)	Calculated using the closing price of the Company’s Shares on the TSX on December 30, 2016 (which was the last trading day of the year) of C$5.27 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2016 and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 30, 2016 (which was the last trading day of the year) of C$5.27.

(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2016 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2016, as follows:

●	Mr. De Witt elected to defer receipt of 15,667 Restricted Share Rights for which the restricted period was scheduled to expire on December 9, 2016, until December 9, 2017.

●	Mr. Swarthout elected to defer receipt of 15,667 Restricted Share Rights for which the restricted period was scheduled to expire on December 9, 2016, until December 9, 2017.

●	Ms. Little elected to defer receipt of 15,667 Restricted Share Rights for which the restricted period was scheduled to expire on December 9, 2016, until December 9, 2017.

(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2016) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (3) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
David E. De Witt	$106,097	NIL	N/A
Andrew T. Swarthout	$106,097	NIL	N/A
John P.A. Budreski	$106,097	$58,927 (2) (3)	N/A
Mary L. Little	$134,771	NIL	N/A

(1)	This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Company’s Shares on the TSX on November 14, 2016 of C$5.24, being the date on which these Stock Options vested during the year ended December 31, 2016 and subtracting the exercise price of the in-the-money Stock Options.

(2)	This amount is the dollar value realized by the Director upon vesting of Restricted Share Rights during 2016, calculated by multiplying the number of underlying Shares (15,667) received by the Director by the closing price of the Company’s Shares on the TSX on the date of issuance of such Shares, being C$5.05 on December 9, 2016.

(3)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2016):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by securityholders	6,235,180 (Stock Options) 1,944,818 (Restricted Share Rights)	C$5.72 (Stock Options) C$5.02 (Restricted Share Rights)	2,878,978 (Stock Options) 1,620,953 (Restricted Share Rights)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,235,180 (Stock Options) 1,944,818 (Restricted Share Rights)	C$5.72 (Stock Options) C$5.02 (Restricted Share Rights)	2,878,978 (Stock Options) 1,620,953 (Restricted Share Rights)

(1)	Represents, as at December 31, 2016, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company’s Stock Option Plan (which includes 416,633 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Premier Royalty Inc. in October 2013 plus 47,475 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Gold Royalties Corporation in April 2015) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.

(2)	Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.

(3)	Represents, as at December 31, 2016, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company’s Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company’s Restricted Share Plan. Please refer to “Stock Option Plan” and “Restricted Share Plan” below for further details concerning the Company’s Stock Option Plan and its Restricted Share Plan.

Stock Option Plan

Overview

The Company last received Shareholder approval to the Stock Option Plan at the Company’s Shareholder meeting held in 2016, following which the TSX granted their final approval to the Stock Option Plan. No amendments have been made to the Stock Option Plan since the 2016 Shareholder meeting.

Purpose and Stock Option Plan Limits

The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Company’s Shares on the TSX on the day that the Stock Options are granted.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements is set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Stock Options granted under the Stock Option Plan vest over a three year period from the grant date.

The Stock Option Plan contains formal vesting requirements, which require vesting over a three year period from the grant date with the first one-third of vesting on the first anniversary of the date of grant.

Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to sections relating to the mechanics of exercise of Stock Options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;

(iii)	to the definitions set out in the Stock Option Plan;

(iv)	to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or housekeeping” nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board is not permitted to make amendments:

(i)	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;

(ii)	which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);

(iii)	which increase the Non-Employee Director Participation Limits;

(iv)	which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);

(v)	which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or

(vi)	to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan contains the following important provisions:

(a)   the vesting upon a Change of Control contains a double trigger provision;

(b)   the Company is prohibited from making any amendment which reduces the exercise price of a Stock Option after the Stock Option has been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price;

(c)   the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by optionees are purchased by the Company for cash;

(d)   the Company is prohibited from providing financial assistance in the form of a loan or otherwise to optionees for the exercise of their Stock Options;

(e)   the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

(f)   clawback provisions; and

(g)   stock ownership guidelines provisions.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2016 or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.

The Company currently has 151,994,269 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 8.5% of that number (on a rolling basis) or 12,919,512 Shares. As of the date of this Circular, the Company had 6,211,847 Stock Options outstanding (representing 4.1% of the Company’s current issued and outstanding, on a non-diluted basis) and the Company has set aside a maximum of 3,800,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 2,181,047 Restricted Share Rights have been awarded to date, 273,883 Shares have been issued on vesting and 2,000 were cancelled), leaving 2,907,665 Shares currently available for the future grant of Stock Options (representing 1.9% of the Company’s current issued and outstanding, on a non-diluted basis).

A copy of the Stock Option Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Restricted Share Plan

Overview

The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2016, following which the TSX granted their final approval to the Restricted Share Plan. No amendments have been made to the Restricted Share Plan since the 2016 Shareholder meeting.

Purpose and Stock Option Plan Limits

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).

Restricted Share Rights granted under the Restricted Share Plan vest over a three year period from the grant date.

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Committee. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

The Restricted Share Plan contains the following important provisions:

(a)   vesting upon a Change of Control contains a double trigger provision;

(b)   the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan;

(c)   the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, which may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limits”); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

(d)   clawback provisions;

(e)   stock ownership guidelines provisions;

(f)    no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit without Shareholder approval; and

(g)   no amendment may be made to the amendment provisions as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis). The aggregate maximum number of Shares which may currently be reserved for issuance from treasury pursuant to the Restricted Share Plan is 3,800,000, representing approximately 2.5% of the Company’s current issued and outstanding Shares. To the date of this Circular, an aggregate of 2,181,047 Restricted Share Rights have been awarded by the Company pursuant to which 273,883 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods and 2,000 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 1,905,164 Restricted Share Rights (representing approximately 1.25% of the Company’s current issued and outstanding Shares). This leaves a maximum of 1,620,953 Restricted Share Rights (representing approximately 1.1% of the current issued and outstanding Shares) currently available for award under the Restricted Share Plan.

A copy of Restricted Share Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

None of the Company’s Directors, nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2016, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in National Instrument 51-102, Continuous Disclosure Obligations) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

The Audit Committee's Role and Charter

The primary function of the audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 29, 2017, which has been filed under the Company’s profile on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 – Audit Committees ("NI 52-110") and within the meaning of the NYSE MKT listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
2016 (December 31)	$250,998 (C$337,000)	NIL	$50,840 (C$68,260)	$1,259 (C$1,690)
2015 (December 31)	$283,984 (C$393,057)	NIL	NIL	NIL

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(2)	Fee for online IFRS accounting manual database.

Corporate Governance Disclosure

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE MKT. However, the Company’s practices meet most of the NYSE MKT corporate governance listing standards. You can find details about how our practices differ from the NYSE MKT standards on our website at www.sandstormgold.com and in our most recent Form 40-F and filings on www.sec.gov.

CORPORATE GOVERNANCE INITIATIVES
IMPLEMENTED IN 2016 AND 2017 IN ORDER TO REFLECT CURRENT BEST PRACTICES:

●      QUORUM INCREASED TO 25% FOR SHAREHOLDER MEETINGS

●      CEO/CHAIRMAN ROLES HAVE BEEN SEPARATED

●      CLAWBACK POLICY IMPLEMENTED

●      ROBUST ANTI-HEDGING POLICY IMPLEMENTED

●      STOCK OWNERSHIP GUIDELINES POLICY FOR EXECUTIVES/DIRECTORS

●      FORMAL CORPORATE GOVERNANCE & NOMINATING COMMITTEE IN PLACE

●      FORMAL COMPENSATION COMMITTEE IN PLACE

●      FORMAL BOARD SELF-ASSESSMENT QUESTIONNAIRES IMPLEMENTED

A copy of the current Articles of the Company, as updated and approved by the Shareholders in 2016, is available under the Company’s profile on SEDAR at www.sedar.com (filing date April 21, 2017) and on the SEC website at www.sec.gov.

Independence of the Board

The Board has considered the relationships of each of the Directors to the Company and determined that four of the six members of the current Board, all of whom are nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE MKT rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Kindly refer to the below independence chart:

Independence Chart

Director/Nominee	Independent	Reason, if not Independent
Nolan Watson	✘	President and CEO
David Awram	✘	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓

During the year ended December 31, 2016, the independent Directors held an in camera session twice, during which sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Separation of Chairman and CEO Roles and Related Position Descriptions

Chairman and CEO Roles

The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

Role of the Non-Executive Chairman of the Board

Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;

●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

●	material acquisitions and divestitures;

●	succession planning, including appointing, training and monitoring the development of senior management;

●	a communications policy for the Company to facilitate communications with investors and other interested parties;

●	a reporting system which accurately measures the Company’s performance against its business plan; and

●	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee.

Position Descriptions

The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chairman of each of the Audit Committee, the Corporate Governance & Nominating Committee or the Compensation Committee. However, the Board has developed a Terms of Reference for the Corporate Governance & Nominating Committee and a Terms of Reference for the Compensation Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these terms of reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under "Election of Directors" in this Circular. The Corporate Governance and Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance and Nominating Committee has determined that none of the proposed nominee Directors are over boarded as a result of their outside directorships. In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.

Orientation and Continuing Education

As the Company has only had one Director appointed to the Board since 2010 who was new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1.	information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.	documents from recent Board meetings;

3.	access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

4.	access to management and technical experts and consultants; and

5.	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code was last updated by the Board on June 20, 2012. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24 hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.

Stock Ownership Guidelines Policy

CAN ONLY BE FULFILLED BASED UPON OWNERSHIP OF SANDSTORM SHARES AND RSRS

The Company has adopted a Stock Ownership Guidelines Policy (the “Ownership Guidelines”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (a “Non-Employee Director”) (collectively, the “Participants”). The Ownership Guidelines require that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

Employee Group	Share Ownership Requirement
CEO	5 x annual base salary
Executive Officers (i.e. CFO, SEVP, SVP-CD & EVP-PE)	3 x annual base salary
Non-Employee Directors	3 x annual retainer

In calculating Share ownership, Participants may include any Restricted Share Rights held by them, but Stock Options may not be included. While a Participant is not in compliance with his/her ownership requirement, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be. The applicable guideline level of Share ownership is expected to be satisfied by each Participant within five years after first becoming subject to the Ownership Guidelines (i.e. by March 30, 2021). Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Participant is subject to the Ownership Guidelines. Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Participant meets the applicable Share ownership guidelines in January of 2017. These results are reported below, as well as the current status of each Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Current Stock Ownership Compliance Summary

Name of Executive/ Independent Director	2016 Equity Ownership Requirement	Value of 2016 Equity Ownership at January 1, 2017	2017 Equity Ownership Requirement (5)	Value of 2017 Equity Ownership at April 10, 2017	Ownership Require- ment Already Met (✓)(✘)	Ownership Require- ment To Be Met By Dec. 31, 2021 (✓)
Nolan Watson	5 times (C$1,875,000) (1)	C$6,209,119	5 times (C$1,900,000) (2)	C$7,485,725	✓	-
David Awram	3 times (C$975,000) (1)	C$3,871,095	3 times (C$990,000) (2)	C$4,666,999	✓	-
Erfan Kazemi	3 times (C$840,000) (1)	C$778,298	3 times (C$870,000) (2)	C$938,318	✓	✓
Tom Bruington	3 times (C$1,500,000) (1)	C$1,321,012	3 times (C$1,515,000) (2)	C$1,580,735	✓	✓
Adam Spencer	3 times (C$810,000) (1)	C$541,970	3 times (C$840,000) (2)	C$653,400	✘	✓

Name of Executive/ Independent Director	2016 Equity Ownership Requirement	Value of 2016 Equity Ownership at January 1, 2017	2017 Equity Ownership Requirement (5)	Value of 2017 Equity Ownership at April 10, 2017	Ownership Require- ment Already Met (✓)(✘)	Ownership Require- ment To Be Met By Dec. 31, 2021 (✓)
David E. De Witt	3 times (C$507,600) (3)	C$3,639,920	3 times (C$580,320) (4)	C$4,388,294	✓	-
Andrew T. Swarthout	3 times (C$507,600) (3)	C$542,463	3 times (C$580,320) (4)	C$653,994	✓	✓
John P.A. Budreski	3 times (C$507,600) (3)	C$423,722	3 times (C$580,320) (4)	C$510,840	✘	✓
Mary L. Little	3 times (C$507,600) (3))	C$1,195,620	3 times (C$580,320) (4)	C$1,441,442	✓	✓

(1)	Based on the value of the 2016 base salaries which were set as follows: C$375,000 for Mr. Watson; C$325,000 for Mr. Awram; C$280,000 for Mr. Kazemi; C$500,000 for Mr. Bruington; and C$270,000 for Mr. Spencer.
(2)	Based on the value of the 2017 base salaries which were set as follows: C$380,000 for Mr. Watson; C$330,000 for Mr. Awram; C$290,000 for Mr. Kazemi; C$505,000 for Mr. Bruington; and C$280,000 for Mr. Spencer.
(3)	Based on the value of the 2016 annual cash retainer (C$169,200) awarded to each independent Director in December 2015.
(4)	Based on the value of the 2017 annual cash retainer (C$193,440) awarded to each independent Director in December 2016.
(5)	The Ownership Guidelines provide that, in the event of an increase in a Participant’s base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines.
(6)	Based on the average closing price of the Shares on the TSX for the period December 1, 2016 – December 30, 2016 of C$4.927.
(7)	Based on the closing price of the Shares on the TSX on April 10, 2017 of C$5.94.

Clawback Policy

The Company has adopted a Clawback Policy which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. The Company continues to monitor regulatory developments regarding “clawbacks” both in Canada and the United States and will review such developments against its own guidelines. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Anti-Hedging Policy

The Company has adopted a formal Anti-Hedging Policy. Unless otherwise previously approved by the Corporate Governance & Nominating Committee, no Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.

Communications and Corporate Disclosure Policy

The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The Communications and Corporate Disclosure Policy is available on the Company’s website at www.sandstormgold.com.

Policy on Stock Trading and Use of Material Information

The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Policy on Stock Trading and Use of Material Information is available on the Company’s website at www.sandstormgold.com.

Bribery and Fraud Prevention Program

The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.

Health and Safety Policy

The Company has implemented a Health and Safety Policy which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.

Workplace Bullying and Harassment Policy Statement

The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of related reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has adopted a Diversity Policy which sets out the guidelines by which the Company will endeavour to increase diversity throughout the Company, including at the Board level, and applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board monitors the effectiveness of the Diversity Policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. As a result of Ms. Little’s appointment, women represent approximately 16.7% of the Company’s Directors.

The Company seeks to recruit Board candidates which represent both gender diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent), the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.

Over the past three years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce is growing and is now comprised of approximately 50%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. The Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.

Retirement and Tenure Policies

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 55 years and is broken down as follows:

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. The Company values the experience and continuity provided by its longer term Directors and has not adopted a Director term policy as it believes its current assessment process in adequate to address Board needs. Of the Company’s six Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009 and one was appointed in 2014.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “Election of Directors” in this Circular.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION – Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “STATEMENT OF EXECUTIVE COMPENSATION – Director Compensation” section of this Circular.

Board Committees

The Company has three committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

The Audit Committee is comprised of three of the Company’s Directors: David E. De Witt (Chair), Andrew T. Swarthout and John P.A. Budreski, who are all independent and financially literate as required under TSX/NYSE MKT rules. Complete details concerning the Company’s Audit Committee are set forth in this Management Information Circular under the heading “AUDIT COMMITTEE”.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE MKT rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s terms of reference on the Company’s website at www.sandstormgold.com.

During 2015 and early 2016, the Corporate Governance & Nominating Committee:

●	reviewed and considered the Institutional Shareholder Services (“ISS”) Governance QuickScore program, which now includes the Company, and reviewed the Company’s overall QuickScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;

●	worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);

●	recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the Corporate Governance & Nominating Committee for recommendation to the full Board;

●	reviewed Board composition and executive roles; and

●	reviewed and considered other governance related topics.

In early 2017, the Corporate Governance & Nominating Committee developed and implemented a Board Self-Assessment Questionnaire for 2017, which is discussed below in this Circular under the heading “Assessments”.

Compensation Committee

The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE MKT rules.

The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.

During 2016, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:

●	reviewed the Company’s compensation practices;

●	reviewed the compensation practices of a comparator group of companies;

●	reviewed the contributions made by the executive officers and management;

●	determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;

●	reviewed and considered the link between pay and performance;

●	led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and

●	made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

Assessments

In early 2017, the Chairperson of the Corporate Governance & Nominating Committee, in conjunction with management and the Company’s Corporate Secretary, reviewed and considered updates published in November 2016 by ISS to its Governance QualityScore program (formerly known as QuickScore) for the 2017 proxy season. As a result of this review, the Company developed and implemented a Board Self-Assessment Questionnaire for 2017 (“Board Questionnaire”) which was sent to the Board members for completion and return, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2017. The Board Questionnaire explored the views of the Board members in the following key areas:

Key Area	Specific Items Assessed by the Board
Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan
Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board
Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements
Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings
Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors
Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors
Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight
Director Compensation	Compensation levels and compensation process

Going forward, the Board Questionnaire will be reviewed and updated by the Corporate Governance & Nominating Committee and then provided to the Board for completion and return on an annual basis.

Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or the three committees, as applicable, reviewed their respective charters/terms of reference and, where necessary, conducted reviews of applicable corporate policies.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board currently consists of six Directors and Shareholder approval will be sought to fix the number of Directors of the Company at six.

At the Meeting, the six persons named hereunder will be proposed for election as Directors of the Company (the “Nominees”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on June 8, 2016.

Majority Voting Policy

A MAJORITY VOTING POLICY IS IN PLACE

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board will determine whether or not to accept the Resignation and the Director will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.

Director Profiles

Each of the six nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

NOLAN WATSON

Age: 37

British Columbia, Canada

Director since: September 12, 2008

Non-Independent

Areas of Expertise:

Executive Management

Finance and Capital Markets

Accounting

Mergers and Acquisitions

President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Current Principal Occupation: President and Chief Executive Officer of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation Royalty North Partners Ltd.	Audit Committee -
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	926,973 333,250
Total “at-risk” market value as of the date of this Circular:	C$7,485,725 (2)

DAVID AWRAM Age: 44 British Columbia, Canada Director since: March 23, 2007 Non-Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Current Principal Occupation: Senior Executive Vice-President of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
None	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	517,440 268,250
Total “at-risk” market value as of the date of this Circular:	C$4,666,999 (2)

DAVID E. DE WITT Age: 64 British Columbia, Canada Director since: April 22, 2008 Independent Areas of Expertise: Law Mining and Exploration Mergers and Acquisitions

Chairman of the Board, Director, Chairman of the Audit Committee and a member of each of the Corporate Governance & Nominating Committee and the Compensation Committee. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Current Principal Occupation: Independent businessman; Chairman of Pathway Capital Ltd. (a Vancouver based private venture capital company).

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation	Audit Committee Compensation Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	652,770 86,000
Total “at-risk” market value as of the date of this Circular:	C$4,388,294 (2)

ANDREW T. SWARTHOUT Age: 65 Arizona, USA Director since: March 23, 2009 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions Executive Management Finance and Capital Markets

Director, member of each of the Audit Committee and the Corporate Governance & Nominating Committee. Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011 and then again from August 2013 to present. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Current Principal Occupation: President, Chief Executive Officer and Director of Bear Creek Mining Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	24,100 86,000
Total “at-risk” market value as of the date of this Circular:	C$653,994 (2)

JOHN P.A. BUDRESKI Age: 58 British Columbia, Canada Director since: June 11, 2009 Independent Areas of Expertise: Mining and Exploration Banking and Finance Mergers and Acquisitions

Director, member of each of the Audit Committee and the Corporate Governance & Nominating Committee and Chair of the Compensation Committee. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012 and Executive Chairman of EnWave Corporation since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Current Principal Occupation: President and Chief Executive Officer of Morien Resources Corp; Executive Chairman of EnWave Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Morien Resources Corp. Alaris Royalty Corp. EnWave Corporation Colossus Minerals Inc. Input Capital Corporation	- Governance & Compensation Committee - Audit Committee Audit Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	15,667 70,333
Total “at-risk” market value as of the date of this Circular:	C$510,840 (2)

MARY L. LITTLE Age: 63 Colorado, United States Director since: June 25, 2014 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Director, Chair of the Corporate Governance & Nominating Committee and a member of the Compensation Committee. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in April 2016. Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado.

Current Principal Occupation: Independent geological consultant.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Pure Energy Minerals Limited Tinka Resources Limited	Audit Committee Audit Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	156,667 86,000
Total “at-risk” market value as of the date of this Circular:	C$1,441,442 (2)

(1)	For details concerning Stock Options held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular.

(2)	Based on the closing price of the Shares on the TSX on April 10, 2017 of C$5.94.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, CEO or CFO of any company (including the Company) that:

(i)	was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
Nolan Watson David E. De Witt Andrew T. Swarthout	Bear Creek Mining Corporation	Audit Committee Audit Committee -

Meeting Attendance

The table below presents the Director attendance at Board and committee meetings held during 2016. Directors attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically a majority of the Directors have attended the Company’s annual Shareholder meetings.

Meeting Attendance Chart

Director	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominating Committees		Compensation Committees
	#	%	#	%	#	%	#	%
Nolan Watson	8/8	100%	-	-	-	-	-	-
David Awram (1)	7/8	87.5%	-	-	-	-	-	-
David E. De Witt	8/8	100%	5/5	100%	1/1	100%	2/2	100%
John P.A. Budreski	8/8	100%	5/5	100%	1/1	100%	2/2	100%
Andrew T. Swarthout (2)	7/8	87.5%	5/5	100%	1/1	100%	-	-
Mary L. Little	8/8	100%	-	-	1/1	100%	2/2	100%

(1)	During 2016, Mr. Awram was absent from one Board meeting due to being outside of Canada at the time of such meeting conducting corporate development work for the Company.

(2)	During 2016, Mr. Swarthout was absent from one Board meeting due to medical reasons.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the auditors of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 17, 2016 when, pursuant to National Instrument 51-102 (“NI 51-102”), the Company requested that their former auditor, Deloitte LLP (the “Former Auditor”), Chartered Professional Accountants, resign as the Company’s auditor.

Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company were entitled to fill any casual vacancy in the office of the auditor and accordingly appointed PricewaterhouseCoopers LLP (the “Successor Auditor”) as the Company’s auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and the Former Auditor or the Successor Auditor and the resignation and the recommendation to appoint the Successor Auditor was approved by the Audit Committee and the Board of Directors of the Company.

As required pursuant to section 4.11 of NI 51-102, the Company filed the “Reporting Package” (comprised of the Notice of Change of Auditor, Successor Auditor Letter and Former Auditor Letter) on SEDAR and a copy of the documents comprising the Reporting Package are attached to this Circular as Schedule “A”.

TERMINATION OF SHAREHOLDER RIGHTS PLAN

On April 4, 2014, the Board approved the adoption of a Shareholder Rights Plan (the “2014 Rights Plan”), which 2014 Rights Plan was accepted by the TSX and confirmed by the Shareholders at the Shareholder meeting held on May 16, 2014. The 2014 Rights Plan does not have a fixed termination date but rather, provides that the 2014 Rights Plan must be reconfirmed at every third annual Shareholder meeting of the Company held after 2014. Pursuant to the terms of the 2014 Rights Plan, if it is not so reconfirmed or is not presented for reconfirmation at such annual meeting, then the 2014 Rights Plan and all outstanding Rights (the “Rights”) (as defined in the 2014 Rights Plan) under it will terminate and be void and of no further force or effect on and from the date of termination of any such annual meeting. Accordingly, the 2014 Rights Plan and all Rights under it will terminate at the close of the Meeting on June 2, 2017.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Contacting the Board

In addition, the Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormltd.com or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chairman of the Board of Directors

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail at info@sandstormltd.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Compensation Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail at info@sandstormltd.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400

400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Corporate Governance & Nominating Committee

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2016 which are filed on SEDAR and the SEC website. Shareholders may contact the Company by phone at 604-689-0234 or toll free in North America at 1-866-584-0234, Extension # 254 or by e-mail at info@sandstormltd.com to request copies of these documents.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer

April 10, 2017

Vancouver, British Columbia

SCHEDULE “A”

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (“NI 51-102”), Sandstorm Gold Ltd. (the “Company”) hereby provides notice that Deloitte LLP (the “Predecessor Auditor”), Chartered Professional Accountants, have, at the request of the Company, resigned as the Company’s auditor effective as of June 17, 2016. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company are entitled to fill any casual vacancy in the office of the auditor and have appointed PricewaterhouseCoopers LLP (the “Successor Auditor”), Chartered Professional Accountants, as the Company’s auditor, in the place and stead of the Predecessor Auditor, to hold office until the next annual meeting of the shareholders of the Company, at which time the Successor Auditor will be proposed for appointment as auditor of the Company.

There were no modified opinions in the Predecessor Auditor’s Reports in connection with the audits of the Company’s two most recently completed fiscal years other than as contained in their Report of Independent Registered Public Accounting Firm dated March 30, 2016 with respect to their audit of the Company’s internal control over financial reporting as of December 31, 2015 which accompanied the Company’s audited annual consolidated financial statements for the year ended December 31, 2015 which were filed on SEDAR and EDGAR on March 30, 2016. This report indicated that management of the Company had identified a material weakness relating to the review control over the impairment of long-lived assets and, as a result, the Company had not maintained effective control over financial reporting as of December 31, 2015. Accordingly, the Predecessor Auditor expressed an adverse opinion on the Company’s internal control over financial reporting. There were no misstatements in the Company’s current or prior period consolidated financial statements.

There have been no further audits of financial statements subsequent to the Company’s most recently completed fiscal year and ending on the date of the Predecessor Auditor’s resignation.

There have been no “reportable events” as such term is defined in NI 51-102.

The resignation by the Predecessor Auditor and the recommendation to appoint the Successor Auditor was considered and approved by each of the Audit Committee and the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 17TH day of June, 2016.

SANDSTORM GOLD LTD.

Per:
“Erfan Kazemi”
Erfan Kazemi, CFO

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

June 17, 2016

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission - New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities - Prince Edward Island
Office of the Superintendent of Securities - Newfoundland and Labrador
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Sandstorm Gold Ltd. dated June 17, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to us. We have no basis to agree or disagree with the statements made in paragraph 5 of the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants

Member of Deloitte Touche Tohmatsu Limited

June 17, 2016

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland & Labrador, Financial Services Regulation Division
Government of Northwest Territories, Office of the Superintendent of Securities

We have read the statements made by Sandstorm Gold Ltd. in the attached copy of change of auditor notice dated June 17, 2016, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated June 17, 2016.

Yours very truly,

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.